(313) 465-7000 Fax: (313) 465-8000 www.honigman.com

September 17, 2014

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549
Attention:              Ibolya Ignat

Lisa Vanjoske

Christina De Rosa

Daniel Greenspan

Jeffrey P. Riedler

Re:           Diplomat Pharmacy, Inc.

Amendment No. 1 to

Registration Statement on Form S-1
Filed August 19, 2014

File No. 333-197224

Ladies and Gentlemen:

On behalf of our client, Diplomat Pharmacy, Inc. (the “Company” or “Diplomat”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2014, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed on August 19, 2014 (the “Amendment No. 1”).  We have reconsidered the Staff’s position on comments repeated below, and submit this letter to supplement the Company’s correspondence to the Commission dated September 11, 2014.  We are concurrently submitting via EDGAR this letter and Amendment No. 3 to Registration Statement (“Amendment No. 3”).  For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter, together with a clean copy of Amendment No. 3 and a copy of Amendment No. 3 marked to show all changes from Amendment No. 2 to Registration Statement on Form S-1 filed on September 11, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1), all page references herein correspond to the page of Amendment No. 3.

11. Capital Stock, page F-21

3.              In your response to prior comment 27 you acknowledge that for the purposes of ASC 480 the indefinite deferral in ASC 480-10-65 is no longer applicable but for reasons outlined in your response you believe that recasting your previously issued private company financial statements is not needed. In order to evaluate your response, please provide us with a complete materiality analysis to support your conclusion for each of the periods presented. Refer to SAB Topic 1:M (SAB 99).

The Company advises the Staff that it acknowledges that under ASC 480 the indefinite deferral in ASC 480-10-65 is no longer applicable to the Company.  Therefore, we have now adopted ASC 480 and restated our financial statements for all periods presented.  The Company advises the Staff that it has revised the applicable F-pages in Amendment No. 3 and added Note 15 and Note 16 to the respective financial statements.

In addition, the Company has made appropriate adjustments to its disclosures in Amendment No. 3 consistent with the effects of the adoption of ASC 480 and the restatement of the financial statement.  Specifically, we have deemed this to be a material weakness in our internal control of financial reporting, and have revised pages 9, 27 and 64-65 accordingly.

3. Fair Value Measurements, page F-39

5.              Please tell us why your liabilities for contingent consideration are not included in your recurring basis fair value disclosures.

The Company advises the Staff that it acknowledges that the contingent consideration liabilities for both AHF and MedPro should be included in the recurring basis fair value disclosures, and has included them in the tables at F-15 and F-40 in Amendment No. 3.

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Please direct any questions regarding the Company’s responses or to Amendment No. 3 to me at (313) 465-7316 or mben@honigman.com.

Sincerely,

/s/ Michael Ben
Michael Ben
Honigman Miller Schwartz and Cohn LLP

cc:     Philip Hagerman, Diplomat Pharmacy, Inc.

Sean Whelan, Diplomat Pharmacy, Inc.

Ryan Ruzziconi, Diplomat Pharmacy, Inc.

William J. Whelan, Cravath, Swaine & Moore LLP